Exhibit F-2



January 14, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   Northeast Utilities Application/Declaration on Form U-1
      File No. 70-9535

Ladies and Gentlemen:

     I am Assistant General Counsel of Northeast Utilities
Service Company (NUSCO), a service company affiliate of Northeast Utilities (NU). In connection with the transactions contemplated by the Application/Declaration, as amended, in the above referenced file (the Application), I have acted as counsel to NU. This opinion is given to you with respect to the execution of a Forward Rate Agreement by NU in the notional amount of $100 million in anticipation of refinancing the $263 million aggregate principal amount floating rate notes which replaced the initial debt authorized by the Commission to fund the acquisition of the common stock of Yankee Energy
System, Inc. Except as otherwise defined herein, terms used herein shall have the meanings given them in the Application.

     In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of NU, certificates of public officials and of officers of NU, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

     The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the Commonwealth of Massachusetts, and do not hold myself out as an expert in the laws of such Commonwealth, although I have made a study of relevant laws of such Commonwealth. In expressing opinions about matters governed by the laws of the Commonwealth of Massachusetts, I have consulted with counsel who are employed by NUSCO and are members of the bar of such Commonwealth. I have assumed that the transactions were carried out in conformity with the requisite authorizations, approvals, consents or exemptions under the securities laws of the various States and other jurisdictions of the United States.

     Based on and subject to the foregoing, I am of the opinion that:

     1. NU entered into the Forward Rate Agreement in accordance with the terms and conditions of and for the purposes represented by the Application.

     2.   All state laws applicable to the Forward Rate
          Agreement have been complied with.

     3. NU is validly organized and duly existing under the laws of the Commonwealth of Massachusetts.

     4. The Forward Rate Agreement is the valid and binding obligations of NU, enforceable in accordance with its terms.

     5. The execution of the Forward Rate Agreement did not violate the legal rights of the holders of any securities issued by NU or any associate company thereof.

I hereby consent to the use of this opinion in connection with the filing of the certificate under Rule 24.

Very truly yours,


/s/ Jeffrey C. Miller
Jeffrey C. Miller
Assistant General Counsel
Northeast Utilities Service Company